UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, BC  V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-237982), filed by Liquid Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2020, as amended by Amendment No. 1 to Form F-3, filed with the SEC on May 14, 2020, to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

The Company is filing this Report on Form 6-K for purposes of updating the risk factors contained in Part I - Item 3.D of its Annual Report on Form 20-F for the fiscal year ended November 30, 2019, filed with the SEC on March 2, 2020 in connection with the Company’s filing of a registration statement on Form F-1 registering the resale of common shares of the Company underlying outstanding warrants. All references in this Report on Form 6-K to “we,” “us,” “our,” “Company” and “Liquid” refer to Liquid Media Group Ltd. and its subsidiaries, unless stated otherwise or the context otherwise requires.

Risk Factors

Investing in our securities involves a high degree of risk, including those described below. Before making an investment decision, you should carefully consider the risks described below, together with the risks and other information included in any document that we file from time to time with the SEC. If any of the events described below or in any such other document we file with the SEC occur or the risks described herein or therein materialize, our business, financial condition, results of operations, cash flow and prospects could be materially adversely affected. In addition, risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

Risk Related to Our Business and Our Industry

We have a history of operating losses and negative cash flow, and we may never achieve profitability.

We have a history of operating losses and negative cash flows and may continue to incur operating losses and negative cash flows in the future. For the fiscal years ended November 30, 2019 and 2018, our operating losses were Can$7,403,283 and Can$2,149,134, respectively, and, for the nine months ended August 31, 2020 and August 31, 2019, our operating losses were Can$6,770,336 and Can$5,088,758, respectively.  These operating losses have been generated as we attempt to implement our business plan, including expanding our existing products and services, acquiring additional technology, marketing to clients and customers and otherwise growing our business. Indeed, we only began generating revenue in fiscal year 2018, due to the Company’s acquisition of its majority interest in Majesco Entertainment Company (“Majesco”) during fiscal year 2018.  However, as of August 31, 2020, we no longer hold any interests in Majesco, and we cannot assure you that our revenue will increase, or whether we will ever operate profitably. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and television projects, costs related to our cloud-based network initiative, for licensing and distribution expenses, and for the development and launch of our online direct-to-consumer distribution platform. These efforts may prove more expensive than we currently anticipate, and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive, while revenue-generating opportunities depend on the availability of projects in the market. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

Our limited operating history and our evolving business make it difficult to evaluate our results of operations and prospects.

Our limited operating history and evolving business make the prediction of our future results of operations difficult. You should consider our business and prospects in light of the risks, uncertainties and challenges that we will face as a gaming, television, film media and entertainment company focused on developing and expanding our products, services and operations, and which operates in highly competitive, rapidly evolving, and challenging markets. See “The industry in which we operate is intensely competitive. If we are not able to effectively compete, including because customers and consumers prefer competitors’ products or services over our own, our operating results could suffer” and “Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services” below. If we fail to address the risks and challenges that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations, cash flow and prospects could be adversely affected.

We require additional financing to sustain and expand our operations, and we may not be able to obtain financing on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We have limited capital, and we do not currently generate sufficient cash from our business to fund our operations. Our financial statements as of and for the fiscal year ended November 30, 2019 included a going-concern qualification from our auditors, which expresses doubt about our ability to continue as a going concern based on our management’s estimate that we did not have sufficient working capital to meet our liabilities and commitments as they become due for the upcoming 12 months and, therefore, need to obtain additional financing. Our ability to operate profitably is dependent upon, among other things, obtaining substantial financing, developing our products and services and otherwise implementing our business plan. We will require additional capital to fund operating deficits, to pursue our growth strategy through developing or acquiring new products, content or services or engaging in acquisitions of complementary businesses, to establish and expand our marketing capabilities, and to finance general and administrative activities. At February 5, 2021, we did not have available borrowing capacity under any bank credit facility or other working capital line for us to borrow funds for working capital or other general corporate purposes. We may not be able to service or refinance our existing indebtedness or obtain debt or equity financing opportunities on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. See “Our existing indebtedness, or indebtedness that we may incur in the future, could adversely affect us, and the terms of any debt covenants could limit how we conduct our business and our ability to raise additional funds” below for a discussion of risks related to debt financing. If we raise equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our common shares could decline.

Under current SEC regulations, because our public float is less than $75 million, and for so long as our public float remains less than $75 million, the amount we can raise through primary public offerings of securities in any 12-month period using shelf registration statements is limited to an aggregate of one-third of our public float (referred to as the “baby shelf” rule). As of February 5, 2021, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately US$22,497,485, based on 10,762,068 outstanding common shares, of which 9,655,573 common shares were held by non-affiliates, at a price of US$2.33 per share, which was the last reported sale price of our common shares on the Nasdaq Capital Market on January 25, 2021. If our public float decreases, the amount of securities we may sell under our shelf registration statement may also decrease.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic acquisitions and other opportunities, investments, or projects, and, even if we are ultimately able to subsequently secure financing, such opportunities, investments or projects may not still be available to us on favorable terms or at all. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could delay or otherwise inhibit our growth, weaken our ability to effectively compete in our industry, and otherwise have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Our existing indebtedness, or indebtedness that we may incur in the future, could adversely affect us, and the terms of any debt covenants could limit how we conduct our business and our ability to raise additional funds.

As of our fiscal third quarter ended August 31, 2020, we had total principal indebtedness of approximately Can$1.4 million, including under third-party loans, a revolving bank note and our credit facility. Our ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on our debt obligations, including our obligation to make quarterly payments of Can$250,000 on our credit facility until the loan has been paid in full, or to refinance our debt obligations depends on our future financial and operating performance, which is subject to prevailing economic and competitive conditions and to various financial, business, regulatory and other factors, some of which are beyond our control. If we are unable to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Further, our indebtedness may impair our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes. We may also incur substantial additional indebtedness in the future. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face, as described above, could intensify.

In addition, any agreements governing our debt obligations may contain financial covenants and covenants that restrict our ability and the ability of our subsidiaries to:

•incur additional indebtedness or issue common or preferred shares;

•create liens on our assets;

•pay dividends or make other equity distributions;

•repurchase our shares;

•purchase or redeem equity interests or debt;

•make certain investments;

•sell assets;

•consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•engage in transactions with affiliates.

As a result of these covenants, we could be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We may not be able to successfully implement our business plan.

Our business plan focuses on growing our business both organically and through strategic acquisitions and other arrangements. We cannot guarantee that our vision for a vertically-integrated, cloud-based global studio, producing content for all platforms through a network of shared services will be successful, or that we will be able to develop our gaming and media content, acquire additional content for development and franchising, or create the cloud-based network for global content development as contemplated by our business plan. In addition, we are developing and launching an online direct-to-consumer distribution platform, the success of which is subject to significant challenges; accordingly, we may not be successful in doing so. See “We may not be successful in developing or launching our online direct-to-consumer distribution platform” below.

The potential growth of our business may depend upon our ability to consummate strategic acquisitions, which will depend on the availability of, and our ability to identify, suitable candidates; acquisitions we pursue could result in operating and other difficulties relating to integration of new businesses into our existing business, dilution to our shareholders and other consequences harmful to our business.

We have previously engaged in strategic transactions, including with respect to acquisitions of technology, content and other assets relating to our business, and, as part of our growth strategy, we intend to continue to pursue strategic acquisitions of businesses, intellectual property and other assets that are complementary to our existing business and may expand our employee base, our content portfolio or the breadth of our product or service offerings. Our ability to grow through future acquisitions will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities at an acceptable cost, our ability to compete effectively to attract those opportunities and the availability of financing to complete acquisitions. We may face significant competition in executing our growth strategy. Future acquisitions or investments could involve our issuance of equity interests as consideration, resulting in dilution of our existing shareholders (see “Future capital raising efforts may be dilutive to our shareholders, result in increased interest expense in future periods or depress our share price” below), use of significant cash balances or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our business, financial condition, results of operations, cash flow and prospects. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits in a timely manner or to the extent anticipated or at all. Integration of a new company’s operations, assets and personnel into ours will require significant attention from our management, and the diversion of our management’s attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from our existing business, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of the acquisitions, potential adverse tax and accounting effects, challenges relating to entering markets in which we may have limited or no prior experience and in which competitors may have a stronger market position, and potential loss of, or harm to, our relationships with employees, customers, consumers and suppliers as a result of integration of new businesses.

The industry in which we operate is intensely competitive. If we are not able to effectively compete, including because customers and consumers prefer competitors’ products or services over our own, our operating results could suffer.

We operate in a highly competitive industry, characterized by pressure to innovate, expand feature sets and functionality, accelerate new product releases and reduce prices. See “Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services” below. We compete with other entertainment video providers, such as multichannel video programming distributors, streaming entertainment providers, video gaming providers and more broadly against other sources of entertainment that consumers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our business, both for licensed streaming content and for original content projects. Our competitors range from large established companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. Some of our competitors have longer operating histories, large customer bases, stronger brand recognition, exclusive rights to certain content and much greater financial, marketing and other resources, which may enable them to obtain more favorable terms from third parties, adopt more aggressive pricing and devote more resources to the development of their businesses. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to gain market share, earn revenue or become profitable.

In the gaming industry in particular, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition, or if we do not develop (or we are unable to otherwise acquire) consistently high-quality and well-received products and services, we may not be able to gain market share, earn revenue or become profitable. In addition, though many new products and services are regularly introduced in the gaming industry, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry, and the availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. See “Our growth relies on market acceptance” below. Hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations. In addition, we do not have a significant number of titles within our portfolio (whether developed by us or acquired from third parties), and the underperformance of a title may have a significant, adverse impact on our financial results. Our success and our ability to effectively compete depends, in part, on our ability to expand our portfolio of titles, but we may be unsuccessful in developing such titles in a timely manner or at all, and we may face challenges in acquiring such titles due to competition or our inability to secure financing to acquire such titles.

Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services.

Rapid changes in our industry require us to anticipate the ways in which our products and services will be competitive in the market and try to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. The entertainment industry in general, and the gaming, television and film subindustries thereof in particular, are rapidly evolving, primarily as a result of free content, minimal entry costs for creation and distribution, expanded use of mobile devices and increased demand for content, all of which may prevent us from being able to accurately predict the overall effect that technological growth or new business strategies and delivery models may have on our potential revenue and profitability. In order to remain competitive, we must respond successfully to ongoing changes in consumer behaviors related to entertainment, particularly those behaviors related to the consumption of video and gaming content. Developments in technology have led and are likely to continue to lead to new methods for the distribution of video and gaming content and changes in when, where and how people consume such content. These changes pose risks to the traditional television, film, movie theater and gaming console industries, including, for example, the disruption of the traditional movie theater and television content distribution model by on-demand, streaming and other online and mobile services, which are increasing in number and some of which have significant and growing subscriber/user bases. This has resulted in changes in consumers’ expectations regarding the availability and packaging of video content, their willingness to pay for access to such content, their perception of what quality entertainment is and how much it should cost, and the ease for a consumer to unsubscribe or switch. We believe the coronavirus (“COVID-19”) pandemic, in particular, has accelerated many of these changes, including, in part, due to government stay-at-home orders that have shifted the way in which consumers are able to access entertainment, increasing the demand for on-demand, streaming and other at-home content delivery methods and simultaneously decreasing the demand for out-of-home entertainment, including at movie theaters. We are not able to predict when movie theaters will be reopened, whether consumers will attend these venues at the same levels they previously did, and whether revenues from theatrical releases will be comparable to historical levels. We try to anticipate changes, shifts and challenges, and, as a result, we have invested, and in the future may invest, in new business strategies, technologies, distribution methods, products, and services. These investments may not achieve expected returns and may be insufficient to cover our investment and development costs. Such endeavors may involve significant risks and uncertainties, and the technology we choose to implement, the business strategies we choose to adopt and the products and services that we pursue may not ultimately be successful. If we do not successfully evolve our business in a manner that meets or exceeds user expectations, our business, financial condition, results of operations, cash flow and prospects may be adversely impacted.

Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms that achieve significant commercial success, our ability to meet consumer demands and effectively compete in our industry may be adversely affected. Adopting and incorporating new technology or adjusting to a new platform may require significant time and resources to shift product development resources to that technology, platform or business model, as the case may be, and may not enable our products to compete with our competitors’ existing products or platforms. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies and to keep pace with rapid technological or other change in the industry could negatively impact our business and prevent us from achieving profitability or sustaining a meaningful market position.

We may not be successful in developing or launching our online direct-to-consumer distribution platform.

We are developing and launching an online direct-to-consumer distribution platform that would both allow us to bring our portfolio of content to market independently and serve as a platform for other content creators (whether filmmakers, makers of video games or otherwise) to self-distribute their content directly to consumers. The development of this platform is a relatively new endeavor for us, and we may not be successful in developing or launching our platform. The market for our platform, both for content creators and consumers, is relatively new and the development and launch of our platform is subject to significant challenges. Our business plan with respect to our distribution platform relies significantly upon our ability to develop the technology and systems underlying our platform, as well as obtaining market acceptance, developing brand recognition and building and growing a base of users of the platform through marketing and user engagement efforts. We may not be successful in any of these efforts, or we may not be able to do so in a timely, cost-effective manner; accordingly, the future prospects for revenue and profitability relating to our distribution platform are uncertain and difficult to evaluate. In addition, our new distribution platform could fail, resulting in the loss of our investment in the development and infrastructure needed to support the platform, as well as the opportunity cost of diverting management and financial resources away from our existing businesses and other opportunities.

We may fail to launch new products and services, in a timely manner or at all, and, when launched, our new products and services may not be commercially successful.

In order for our business plan to succeed over time, we will need to license, acquire, or develop new digital entertainment products and services that can generate additional revenue and diversify our revenue sources. A number of factors, including technological difficulties, government approvals and licenses of intellectual property rights required for launching new products and services, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of any licensed products could result in a delay in launching our new products and services.

There are many factors that may adversely affect the popularity of our new products and services. For example, we may fail to anticipate and adapt to future technological trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate and offer our new products and services at acceptable costs. We cannot assure you that our new products and services will gain market acceptance and become commercially successful. Our inability to license, develop or acquire additional digital entertainment products and services that are commercially successful may impact our ability to effectively compete and will adversely affect our ability to generate revenue and achieve or maintain profitability in the future. If our games, streaming content and other entertainment offerings do not meet consumer expectations, whether because they fail to function as advertised, as consumers expect or otherwise, our sales may suffer, and our business may be negatively impacted.

Our growth relies on market acceptance.

There may not be broad market acceptance of any of our game, television, or film offerings or services, including our online direct-to-consumer distribution platform that we are developing. There also may not be broad market acceptance of our offerings if our competitors offer products or services that are preferred by prospective consumers of our products and services. Consumers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in any or all respects. Our efforts to attract and retain customers and to effectively compete with our competitors may not be successful in the near future, or at all, and our competitors may expend significant resources and otherwise engage in similar efforts that result in their taking of significant market share. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our costs may not be recouped, and profits may not be realized to the extent anticipated or at all. Revenue from existing or future programming may not replace any loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production, and our business, financial condition, results of operations, cash flow and prospects could be harmed.

Our products may not receive favorable reviews or ratings or perform well, and third parties may not, or may not continue to, do business with us or promote our products or services, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Because the performance of our products, including, in particular, television and film programs, is often directly related to reviews from critics, ratings and other industry experts, poor reviews or ratings may negatively affect future revenue. Our results of operations will depend, in part, on the experience and judgment of our management to select and develop new investment and production opportunities. Our products may not obtain favorable reviews or ratings, and, as a result, third parties may not, or may not continue to, do business with us or promote our products or services. For example, if one or more of our film or television programs receive negative reviews and ratings, broadcasters may not license the rights to broadcast any of programs in development or renew licenses to broadcast the programs in our library, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Licensed distributors’ decisions regarding the timing or release of and promotional support for our films, television programs and related products are important in determining the success of these films, programs and related products. We do not control the timing and manner in which our licensed distributors distribute our films, television programs or related products. Any decision by those distributors not to distribute or promote one of our films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote us could have a material adverse effort on our business, financial condition, results of operations, cash flow or prospects.

We are subject to product development risks that could result in delays and additional costs, and we must adapt to changes in software technologies.

We depend on our internal development studios and third-party software developers to develop new interactive entertainment software within anticipated release schedules and cost projections. For example, the development cycle for emulated video games, meaning games that can be played on a computing device that emulates a video game console, generally ranges from three months to 12 months, and, for new titles, six months to two years. Therefore, our development costs can be substantial. Since many of our developers have been working from home due to the global COVID-19 pandemic, we have had to implement additional procedural safeguards and other steps in our development process to access proprietary information and content of ours and of our customers and other sensitive components of our business, in order to comply with security protocols within the industry or those established by our customers. Such additional procedural safeguards and other steps have resulted, and may continue to result, for the duration of the COVID-19 pandemic, in some production inefficiency and delays. See “The global COVID-19 pandemic may negatively affect our business, financial condition, results of operations, cash flow and prospects, and these impacts may persist for an extended period of time or become more pronounced” below for a discussion of risks to the Company relating to COVID-19. If we or our third-party developers experience unanticipated development delays, whether in connection with the COVID-19 pandemic or otherwise, financial difficulties or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. Our products may not be sufficiently successful to allow us to recoup these costs or make a profit on these products. In addition, there are substantial risks that there will be no or an insufficient interest in the market for the titles we develop.

Programming errors or flaws in our products or the third party platforms, consoles and other methods through which our products are distributed could harm our reputation or decrease market acceptance of our products, which would harm our operating results.

Our products, including, in particular, our games, or the platforms, consoles and other distribution methods for our content may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as we launch new products and release new features to existing products under tight time constraints. We believe that, if consumers have a negative experience with our products, regardless of whether the error or flaw occurs in our products or any third party channels through which our products are distributed, consumers may be less inclined to continue, or resume playing our games or otherwise consuming our content or recommend our products to others. Undetected programming errors, game defects and data corruption can disrupt our operations, adversely affect the consumer experience (including, with respect to players of our games, by allowing other players to gain unfair advantage), harm our reputation, cause consumers to cease playing our games or consuming our other content, divert our resources and delay market acceptance of our products, any of which may subject us to liabilities or adversely impact our operating results.

Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Most of our products and services involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions such as a prolonged general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates or energy prices or declining consumer confidence, can reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses, which may have an adverse effect on our business, financial condition, results of operations, cash flow and prospects. In addition, uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts. If difficult economic conditions continue to persist or worsen in the future, our business, financial condition, results of operations, cash flow and prospects could be adversely affected.

We are particularly susceptible to adverse economic and other developments in Vancouver, British Columbia.

The Company’s business plan is particularly focused on the film and entertainment market of Vancouver, British Columbia, and, in this regard, a significant portion of the Company’s business operations, including a significant portion of the Company’s developers and other personnel, are concentrated in Vancouver. As a result, the Company is particularly susceptible to adverse changes in market conditions, catastrophic events and other unforeseen developments affecting Vancouver and its surrounding areas, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. Accordingly, our operations and prospects are more susceptible to regional economic and other conditions than our competitors that are more geographically diversified.

Companies and governmental agencies may restrict access to our website, other websites that carry our products, mobile applications or the internet, generally, which could lead to losses or slower growth due to the effects such restrictions may have on our customer base.

In general, consumers need to access the internet and platforms such as Facebook, Apple, Google, our website, the websites of our partners or entities controlled by us or mobile applications in order to play the games or access the other content we offer or expect to offer in the future. Companies and governmental entities outside of the U.S. and Canada may block or restrict access to these sites or applications or the internet generally for a number of reasons, including, for example, confidentiality, security or a determination that greater regulatory oversight is required, or companies may adopt policies that restrict the ability of employees to access websites and applications. If companies or governmental entities outside of the U.S. and Canada block, limit or otherwise adopt restrictive policies or regulations which materially interfere with the ability of consumers to play our games or access our other content, our business and operations will be negatively affected.

Our business is subject to our ability to develop commercially successful products for the current video game platforms.

We are a provider of video game products primarily for the casual-game consumer and have published video games for interactive entertainment hardware platforms. The success of our business is, in part, subject to the continued popularity of these platforms and, to the extent such platforms maintain popularity, our ability to develop commercially successful products for these platforms.

Video game hardware manufacturers set the royalty rates and other fees that we must pay to provide games for their platforms and, therefore, have significant influence on our costs. If one or more of these manufacturers change their fee structure, our business, financial condition, results of operations, cash flow and prospects may be materially impacted.

In order to provide products and service for a video game system, we must obtain a license from third-party platform manufacturers, such as Nintendo, Sony and Microsoft, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, margins and, ultimately, our ability to become profitable, as well as our ability to effectively compete. Accordingly, any increase in fee structures could adversely affect our business, financial condition, results of operations, cash flow and prospects.

The global COVID-19 pandemic may negatively affect our business, financial condition, results of operations, cash flow and prospects, and these impacts may persist for an extended period of time or become more pronounced.

The spread of COVID-19 and the recent developments surrounding the global pandemic, including governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic, may have negative impacts on our business. The extent to which the pandemic impacts our business, financial condition, results of operations, cash flow and prospects, including the duration and magnitude of such effects, will depend on numerous evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the pandemic; its impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates and consumer spending; and its short- and longer-term impact on consumer behavior and levels of consumer confidence. A reduction in consumer spending as a result of any of the foregoing may result in reduced demand for our products, which may have an adverse effect on our business, financial condition, results of operations, cash flow and prospects. See “Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects” above.

The third parties with which we do business, including those that license content to us, have had their operations altered or temporarily suspended. To the extent the resulting economic disruption is severe, we could see some of our third-party providers go out of business, resulting in supply constraints and increased costs or delays to our products and services. Such production pauses may cause us to, among other things, temporarily have less new content available in future periods, which could negatively impact consumer demand for our services, as well as retention of our existing customers. Temporary production pauses or permanent shutdowns in production could result in content asset impairments or other charges and will change the timing and amount of cash flows associated with production activity.

Our ability to grow our company may also be harmed by COVID-19. For example, the impact of COVID-19 on the financial markets may make it more difficult for us to secure financing necessary to finance our existing operations and pursue potential strategic acquisitions or other opportunities to grow our business, and after the pandemic subsides, any such acquisitions or other opportunities may no longer be available, including because such opportunities have been pursued by our competitors or because such opportunities may be too costly or time-consuming for us to pursue at that time. In addition, as a result of the risks described above, we may be required to raise additional capital, and our access to and the cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects, and the outlook for the industries that we serve as a whole. Further, the impact of COVID-19 on the financial markets, including its negative impact on the price of our common shares, and our business may adversely affect our ability to raise funds through equity financings, including the terms of, and the willingness of investors to participate in, any such equity financings. See “Security breaches involving the source code for our products or other sensitive and proprietary information could adversely affect our business” below for a discussion of the impact of COVID-19 on our security protocols and the risks associated therewith. The COVID-19 pandemic has accelerated many of the trends in the industry, including those changes related to evolving consumer behaviors surrounding the ways in which consumers access and, in the future, expect to access content. If we are unable to rapidly grow or evolve our business in order to respond to those changes, whether due to our inability to secure financing for acquisitions or otherwise, we may be unable to attract and retain customers and otherwise effectively compete in our industry, and our business, financial condition, results of operations, cash flow and prospects could be adversely affected. See “Our industry is subject to significant, rapid changes, and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services” above.

To the extent COVID-19 or any worsening of the global business and economic environment as a result thereof adversely affects our business, financial condition, results of operations, cash flow and prospects, it may also have the effect of heightening many of the other risks described under the caption “Risk Factors” in this Report on Form 6-K.

Under International Financial Reporting Standards, we will not be able to consolidate our financial statements with the financial statements of companies in which we own minority equity ownership interests.

Under International Financial Reporting Standards (“IFRS”), we account for our minority equity ownership interests in businesses in which we own 50% or less of the equity ownership and have no substantial influence over the management of the businesses. Under IFRS, we report such minority equity ownership interests as assets on our balance sheet. However, IFRS does not permit the consolidation of our financial statements with the financial statements of companies in which we own minority equity ownership interests. As such, we are not be allowed to consolidate into our financial statements any portion of the revenues, earnings or assets of companies in which we own minority equity ownership interests, such as Waterproof Studios Inc. (“Waterproof”), in which we hold a 49% interest. We currently provide limited financial information about Waterproof in our filings with the SEC.  Since we do not control Waterproof, we cannot guarantee that Waterproof will in the future provide us with copies of its financial statements, on a timely basis or at all, or will complete the procedures to enable our accountants to complete an audit of their financial statements.  Our inability to obtain audited financial statements of Waterproof could adversely affect our ability to evaluate the results of operations of Waterproof and the value of our investment in Waterproof and to provide financial information about Waterproof in our filings with the SEC.  Accordingly, investors may not be able to appropriately evaluate the results of operations of Waterproof or businesses in which we own minority equity interests in the future, which could materially adversely affect market perception of and investors’ ability to evaluate our business, financial condition, results of operations, cash flow and prospects and, consequently, the trading price of our common shares.

Fluctuations in the value of the U.S. dollar relative to the Canadian dollar may adversely affect our business.

Fluctuations in the value of the U.S. dollar or the Canadian dollar can be expected to affect our business. During 2020 and continuing into 2021, the U.S. dollar has remained strong in comparison to the Canadian dollar. As of February 5, 2021, the exchange rate was one Canadian dollar to US$0.78.  A continued strong U.S. dollar relative to the Canadian dollar may create attractive business opportunities with third parties in the U.S. with which we currently do, or, in the future, may do, business. We cannot predict future changes in these exchange rates, and any future weakening of the U.S. dollar relative to the Canadian dollar may make our business less attractive to those U.S.-based third parties and less competitive with U.S.-based companies in our industry.

Also, the revenue we received at and for the nine months ended August 31, 2020 was denominated in U.S. dollars, while most of our operating expenses are incurred in Canadian dollars. In preparing our financial statements, certain financial information is required to be translated from U.S. dollars to Canadian dollars.  If the U.S. dollar weakens against the Canadian dollar, such currency translation could adversely affect our revenues, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Currently, we do not engage in foreign currency hedging transactions to protect us against fluctuations in future exchange rates, in particular, between the U.S. dollar and the Canadian dollar, and we may be more adversely affected by any such currency fluctuations than our competitors that engage in hedging transactions.  If we engage in hedging transactions in the future, we may expose ourselves to risks associated with such transactions, which may not eliminate any adverse impact of future currency fluctuations on our business, financial condition, results of operations, cash flow and prospects.

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position and results of operations.

The tax regimes to which we are subject or under which we operate is unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes, non-income taxes (such as payroll, sales, use, value-added, net worth, property and goods and services taxes), or tariffs related to the import or export of our offerings, could materially affect our financial position and results of operations. Any significant changes to our effective tax rate or the imposition of significant tariffs on our products may result in a material adverse consequence on our business, financial condition, results of operations, cash flow and prospects.

We cannot guarantee that we will be able to claim investment tax credits in Canada.

Canadian regulations provide for tax credits to companies that support multimedia, e-commerce and research and development in Canada, including gaming, applications and other aspects of the entertainment industry. Those tax credits and other government incentives are important components of our growth strategy.  If governmental authorities in Canada, and, in particular, in British Columbia, were to reduce or discontinue the tax credits available in respect of those activities, we may be unable to pursue our growth strategy.

As a company in the early stages of our development, we rely upon our management team; our future success depends significantly on their continued service and performance, as well as our ability to hire and retain additional competent and skilled management and technical and other personnel.

We currently have three executive officers—our CEO, Ronald Thomson, our CFO, Daniel Cruz, and our President, Charlie Brezer—who are responsible for our management functions, and, along with Joshua Jackson, our Chair, are responsible for strategic development, financing and other critical functions. Our future success depends significantly on their continued service and performance and the expansion of our management team. The departure, death, disability or other extended loss of services of any member of our management team, particularly with little or no notice, could cause delays on projects, frustrate our growth prospects and could have an adverse impact on our client and industry relationships, our project exploration and development programs, other aspects of our business and our financial condition, results of operations, cash flow and prospects.

Our success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on our ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management, and creative and technical personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify in the future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. Any new personnel we hire may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent our growth and the achievement of our business objectives.

Our management team has limited experience managing a public company.

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies, including regulatory oversight and public reporting obligations under the federal securities laws. These obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that members of our management team are not successful or efficient as managers of a public company, this could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. See also “As a company in the early stages of our development, we rely upon our management team; our future success depends significantly on their continued service and performance as well as our ability to hire and retain additional competent and skilled management, technical sales and other personnel” above.

We may not be able to manage our potential growth.

For us to succeed, our business needs to experience significant expansion, including by adding to our senior management team. See “As a company in the early stages of our development, we rely upon our management team; our future success depends significantly on their continued service and performance as well as our ability to hire and retain additional competent and skilled management, technical sales and other personnel” above. We may not achieve this expansion. This expansion, if accomplished, may place a significant strain on our management, operational and financial resources. To manage any material growth, we will be required to implement additional operational and financial systems, procedures and controls. We will also be required to expand our finance, administrative and operations staff. Our current and planned personnel, systems, procedures, controls and infrastructure may not be adequate to support our future operations at any increased level. Our failure to manage growth effectively could give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity, any of which may adversely affect our ability to compete effectively and otherwise have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We use a limited number of suppliers.

We rely on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on our earnings.

Our results of operations may fluctuate significantly as to our film operations depending upon the timing of television shows and films delivered or made available to various media.

Results of operations with respect to our production and distribution of film and television operations for any periods are significantly dependent upon the number and timing of television programs and films delivered or made available to various media. Although traditions are changing, due in part to increased competition from streaming and other on-demand content delivery methods, broadcasters have traditionally made most of their annual programming commitments between February and June, such that new programs can be ready for telecast at the start of the broadcast season in September, or, in the case of midseason replacements, in January. Because of the annual production cycle, any revenues from our film and television operations may not be earned on an even basis throughout the year and may fluctuate materially from quarter to quarter. Consequently, our results of operations for any one period may not necessarily be indicative of our results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

In light of governmental stay-at-home orders in the wake of COVID-19, there have been production delays in television and film programming, and we are not able to predict when production will resume or return to normal levels, and in some cases, whether production will resume at all.  As a result, we cannot predict the manner or the extent to which such production delays will impact the traditional annual production cycle for television and film programs and any resulting impact on our business, financial condition, results of operations, cash flow and prospects.

Our business is subject to a variety of U.S., Canadian and other laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S., Canada and elsewhere, including laws regarding consumer protection, intellectual property, data protection, export and national security, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. and Canada. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is also likely that, if our business grows and our games are played or our other content is accessed in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. We are potentially subject to a number of laws and regulations of the U.S., Canada and other jurisdictions that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. In addition, certain of our games may become subject to gambling-related rules and regulations and expose us to civil and criminal penalties if we do not comply.

It is difficult to predict how existing laws, as well as new laws to which we may become subject, will be applied to our business. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, our operations could be temporarily or indefinitely suspended, and we may be forced to implement changes to our business model or other aspects of our operations. This may require us to expend substantial resources or to modify our products, which would harm our business, financial condition, results of operations, cash flow and prospects. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, results of operations, cash flow and prospects.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S., Canada and elsewhere that could restrict the online and mobile industries, including as to data privacy, advertising, taxation, content suitability, copyright, distribution and antitrust matters. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover virtual currency or goods. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S., Canada or elsewhere regarding these activities may limit the growth of social game services and other aspects of the industry in which we operate and impair our business.

We may have contingent liabilities related to Leading Brands, Inc.’s operations prior to its business combination with our company, of which we are not aware and for which we have not adequately provisioned.

In August 2018, Leading Brands, Inc. (“LBI”), through its subsidiary, Liquid Media Group (Canada) Ltd., consummated a business combination (the “Business Combination”), following the consummation of which LBI changed its name to Liquid Media Group Ltd. We cannot assure you that there are no material claims outstanding, or other circumstances of which we are not aware, that would give rise to a material liability relating to LBI’s operations prior to the Business Combination. If we are subject to any such claims or liabilities, our business, financial condition, results of operations, cash flow and prospects could be materially adversely affected.

We may be involved in legal proceedings that may result in adverse outcomes.

From time to time, we may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of our business or otherwise. The nature of any such claims, suits, government investigations, audits and proceedings are inherently uncertain, and their results cannot be predicted with certainty. An adverse resolution in litigation, including litigation or other actions brought by our shareholders, customers, governmental authorities or another third party, could result in substantial damages or otherwise negatively impact our business, reputation and financial condition. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of negative publicity, legal costs, diversion of management resources and other factors.

Risks Related to Intellectual Property and Personal and Proprietary Information

We depend on protection afforded by trademarks and copyrights to protect our intellectual property.

We hold a number of trademarks and copyrights relating to certain significant products, and, as part of our growth strategy, we expect to continue to pursue the registration of and acquire intellectual property rights, including trademarks and copyrights, for products we develop and to license intellectual property from third parties for use in our business. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights and regard such protection as critical to our success.  The contractual arrangements and other steps we have taken to protect our intellectual property are expensive and time-consuming and may not result in intellectual property registrations or may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights, including those rights licensed to us by third parties, could entail significant expenses and could prove difficult or impossible. For example, if litigation is necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others, any litigation of that nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources. If we fail to maintain, protect and enhance our intellectual property rights, our business, financial condition, results of operations, cash flow and prospects may be harmed.

In addition, the laws of countries in which we may choose to market our products may afford little or no effective protection of our owned or licensed intellectual property. If we lose some or all of our intellectual property rights, or if any intellectual property rights that we may develop or acquire in the future prove to be deficient, our business may be materially adversely affected.

We rely on the availability of licenses to intellectual property of third parties, which exposes us to risks over which we have little or no control.

Our ability to provide consumers with content they are seeking depends, in part, upon licenses of intellectual property from third parties. The terms and conditions of such licenses vary, and third parties may be unable or unwilling to provide or continue to provide us with valid licenses to the content we seek to distribute or rights to use their other intellectual property, on terms acceptable to us or at all. If third parties are not or are no longer willing or able to provide such licenses on terms acceptable to us, our ability to provide content to consumers and continue to compete in our industry may be adversely affected and/or our costs could increase.

In addition, a third party may assert that we or our end customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could adversely affect the content we are able to offer and the overall consumer experience and could otherwise disrupt our business. Any of these events could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Intellectual property claims may increase our costs or require us to cease selling affected products, which could adversely affect our business, financial condition, results of operations, cash flow and prospects.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time-consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected product or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product or prevent us from utilizing important technologies, ideas or formats.

Third parties with which we do business process, store and use personal information and other data of consumers of our content, and, as we implement our growth strategy, we may process, store and use such consumer data, which may subject us to governmental regulation and other legal obligations related to privacy and data security, and such third parties’ or our actual or perceived failure to comply with such obligations could harm our business.

Third parties with which we do business receive, store and process personal information and other data of consumers of our content.  As we implement our growth strategy, we may receive, store and process such personal information and consumer data in connection with the provision of our products and services. There are numerous federal, state and local laws around the world regarding privacy and data protection and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, including but not limited to Regulation (EU) 2016/679 (also known as the General Data Protection Regulation or GDPR) and the California Consumer Privacy Act of 2018 (also known as the CCPA).  The scope of privacy and data protection laws is constantly evolving, the laws are subject to differing interpretations, and there may be inconsistencies between jurisdictions or conflicts with other rules or codes of conduct to which we are subject or agree to comply. Although we strive to comply with applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and notwithstanding the views of third parties with which we do business that they comply with such laws, policies, legal obligations and industry codes of conduct, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our practices or the practices of third parties with which we do business.  The costs of compliance with these laws, policies, legal obligations and codes may be significant and may increase in the future. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, including under applicable security protocols, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers to lose trust in us, which could have an adverse effect on our reputation and business, including our relationships with third parties with whom we do business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business.

In addition, many jurisdictions have laws, including but not limited to the GDPR and CCPA, that require minimum information security standards that are often vaguely defined and may be difficult to implement, and that create potential significant liability for failure to meet those standards. Many jurisdictions also have laws requiring notification to individuals and certain regulators when there is a security breach involving personal information. The costs of compliance with these laws may be significant and may increase in the future, and any failure or perceived failure by us to comply with these laws may subject us to significant liability. Responding to a security breach involving personal information often requires significant resources and costs, and could cause consumers to lose trust in us, which could have an adverse effect on our reputation and business, including our relationships with third parties with whom we do business.

Security breaches involving the source code for our products or other sensitive and proprietary information could adversely affect our business.

We store the source code for our interactive entertainment software products as it is created, as well as other sensitive and proprietary information. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team, and certain third parties also license or otherwise provide us with rights to use their intellectual property. These third parties or our own employees may misappropriate our information or the third-party intellectual property used in our business and engage in unauthorized use of it. If we are subject to data security breaches, we may suffer a loss in sales, increased costs arising from the restoration or implementation of additional security measures, litigation or other legal action and reputational damage, which could materially and adversely affect our business, financial condition, results of operations, cash flow and prospects. Any theft and/or unauthorized use or publication of our or third parties’ intellectual property, including trade secrets, and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products and could adversely affect our relationships with third parties that may be critical to our future success. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and also due to the expanding use of technology-based products and services by us and consumers of our products and services. In the wake of COVID-19, these risks may be more likely to materialize and may be more severe if they occur, as our workforce as well as the workforces of the third parties with whom we have business relationships spend a significant amount of time working from home, where data networks may be less secure. The safeguards we have in place or may implement in the future may not prevent all unauthorized infiltrations or breaches, and we may suffer losses related to a security breach in the future, which losses may be material.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players affects the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play them in an automated way or obtain unfair advantages over other players who do play fairly. These programs harm the experience of players who play fairly and may disrupt the virtual economy of our games. In addition, unrelated third parties attempt to scam our players with fake offers for virtual goods. We devote significant resources to discover and disable these programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation damaged and players may stop playing our games. This may lead to lost revenue from paying players, increased cost of developing technological measures to combat these programs and activities, legal claims relating to the diminution in value of our virtual currency and goods, and increased customer service costs needed to respond to dissatisfied players.

Risks Related to Our Common Shares

We may not be able to maintain our listing on the Nasdaq Capital Market.

Our common shares trade on the Nasdaq Capital Market. Following the Business Combination in August 2018, we were required to establish compliance with the Nasdaq initial listing requirements, which we did in October 2018. Nasdaq has continued listing requirements that we must meet to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (1) a minimum stockholders’ equity of $2.5 million; (2) a market value of listed securities of $35 million; or (3) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. Our results of operations and our fluctuating share price directly impact our ability to satisfy these listing standards. In the past, we have received written notices from Nasdaq for failing to meet its continued listing requirements, including our failure to hold an annual meeting of shareholders within 12 months of the end of our fiscal year ended November 30, 2018. Although we have regained compliance with Nasdaq’s continued listing standards, there can be no assurance that we will remain in compliance in the future. If we are unable to maintain these listing standards, we may be subject to delisting.

A delisting from Nasdaq would result in our common shares being eligible for quotation on the over-the-counter market, which is generally considered to be a less efficient trading system than listing on markets such as Nasdaq or other national exchanges because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage.  A delisting from Nasdaq could also result in a determination that our common shares are “penny stock,” which would require brokers trading in our common shares to adhere to more stringent rules. These factors could reduce the level of trading activity in the trading market for our common shares and contribute to lower prices and larger spreads in the bid and ask prices for our common shares.

Future capital raising efforts may be dilutive to our shareholders, result in increased interest expense in future periods or depress our share price.

In order to finance our operations, we have raised funds through the issuance of common shares and securities convertible into common shares, and we may do so again in the future. Any such offering in the future may have a dilutive effect on our earnings per share and/or book value per share. The actual amount of dilution, if any, cannot be determined at this time and will be based on numerous factors. In the future, we may issue common shares in connection with investments or acquisitions. The number of common shares issued in future offerings, including those issued in connection with an investment or acquisition, could be material. We cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into or exercisable or exchangeable for common shares, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of our common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors may suffer dilution of their investment.

The right of RDL Realisation PLC to participate in future offerings by us could impair our ability to raise capital.

As previously disclosed in our filings with the SEC, in the event we issue any equity securities or securities convertible into equity securities, subject to limited exceptions, RDL Realisation PLC (formerly Ranger Direct Lending Fund, PLC) (“Ranger”) has the right, pursuant to the terms of the forbearance agreement between Ranger and us (the “Forbearance Agreement”), to participate in the offering of such securities such that Ranger may maintain its proportional ownership interest in us immediately prior to the completion of such offering. The existence of Ranger’s right of participation in connection with future issuances may require us to issue securities to Ranger in connection with any such issuance of equity securities or securities convertible into equity securities and may deter potential investors from providing us needed financing, or may deter investment banks from working with us, which may have a material adverse effect on our ability to obtain financing.

The price of our common shares may be volatile or may decline regardless of our operating performance.

The market price for our common shares may be highly volatile. In addition, the market price of our common shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•variations in our financial results or those of companies that are perceived to be similar to us;

• actions by us or our competitors, such as sales initiatives, acquisitions or restructurings;

• additions or departures of key management personnel;

• legal proceedings involving us, our industry, or both;

•changes in our capitalization, including future issuances of our common shares or the incurrence of additional indebtedness;

•changes in market valuations of companies similar to ours;

• the prospects of the industry in which we operate;

• actions by our shareholders;

• speculation or reports by the press or investment community with respect to us or our industry in general;

•general economic, market and political conditions; and

•other risks, uncertainties and factors described under the caption “Risk Factors” in this Report on Form 6-K.

The stock markets in general have often experienced volatility, including, most recently, in the wake of COVID-19, that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of our common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, financial condition, results of operations, cash flow and prospects, and on the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; any failure to establish and maintain adequate internal controls and/or disclosure controls or to recruit, train and retain necessary accounting and finance personnel could have an adverse effect on our ability to accurately and timely prepare our financial statements and otherwise make timely and accurate public disclosure.

As a public operating company, we incur significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations, both in the U.S. and under applicable Canadian national and provincial securities laws and regulations, and Nasdaq listing requirements. In particular, we have needed, and continue to need, to enhance and supplement our internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable us to satisfy such reporting obligations. Currently, we rely upon the services of third parties for our accounting and financial reporting functions, which third-party arrangements create additional monitoring obligations and have the potential to increase risk in the system of internal control. Any failure to maintain an effective system of internal controls (including internal control over financial reporting) could limit our ability to report our financial results accurately and on a timely basis, or to detect and prevent fraud and could expose us to regulatory enforcement action and shareholder claims.

Furthermore, we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a non-accelerated filer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, but we are required to document and test our internal control procedures and prepare annual management assessments of the effectiveness of our internal control over financial reporting. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements, which may adversely impact market perception of our business and our common shares. Our assessments must include disclosure of identified material weaknesses in our internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to our business. Additionally, we may not be successful in remediating any deficiencies that may be identified. If we are unable to remediate any such deficiencies or otherwise fail to establish and maintain adequate accounting systems and internal control over financial reporting, or we are unable to continue to recruit, train and retain necessary accounting and finance personnel, we may not be able to accurately and timely prepare our financial statements and otherwise satisfy our public reporting obligations.

In 2019, we identified a material weakness in our internal controls, and such weakness may continue or additional material weaknesses may occur in the future. Specifically, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of November 30, 2019. Based on this assessment, our management concluded that, as of November 30, 2019, our internal control over financial reporting was not effective. Specifically, based on management’s assessment, we lack adequate oversight related to the development and performance of internal controls, and, due to the limited number of personnel in the Company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight. Furthermore, our management concluded that, as of November 30, 2019, our disclosure controls were not effective because of the material weakness in our internal control over financial reporting. Additionally, we face difficulties in obtaining information, including on a timely basis, with respect to LBI prior to the Business Combination, as well as Waterproof, for purposes of making financial and other public disclosure. These difficulties have also adversely affected our ability to timely file tax returns. We have not yet satisfactorily addressed these difficulties and have not yet remediated the weaknesses in our internal controls over financial reporting.  Any inaccuracies in our financial statements or other public disclosures (in particular, if resulting in the need to restate previously filed financial statements), or delays in our making required SEC filings, whether as a result of the lack of effectiveness of our internal control over financial reporting or disclosure controls and procedures or otherwise, could have a material adverse effect on the confidence in our financial reporting, our credibility in the marketplace and the trading price of our common shares.

Our management team must continue to adapt to other requirements of being a public company. We need to devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. We incur substantial legal and financial compliance costs as a result of complying with these rules and regulations promulgated by the SEC. We are also required to simultaneously comply with applicable Canadian national and provincial securities laws and regulations, which result in legal, accounting and other related costs and make some activities more time-consuming and costly.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on Nasdaq.

Although we are subject to the periodic reporting requirements under the Exchange Act, the periodic disclosure required of “foreign private issuers” (as defined in Rule 405 under the Securities Act) is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S., and we are exempt from certain other sections of the Exchange Act to which U.S. domestic registrants would otherwise be subject. See “We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us” below. In addition, our executive officers, directors and large shareholders are not obligated to file reports under Section 16 of the Exchange Act, and certain of the governance rules and shareholder approval rules imposed by the Nasdaq are inapplicable to us.

We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, if more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the U.S., we must not have any of the following: (1) a majority of our executive officers or directors being U.S. citizens or residents, (2) more than 50% of our assets being located in the U.S., or (3) our business being principally administered in the U.S. If we were to lose our foreign private issuer status:

•we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD, the Section 16 disclosure and short swing-profit rules and the requirement to file proxy solicitation materials on Schedule 14A or 14C in connection with meetings of our shareholders;

•we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;

•we would be subject to additional restrictions on offers and sales of securities outside the U.S., including in Canada; and

•we would lose the ability to rely upon certain exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers.

If we cease to qualify as a foreign private issuer, our regulatory and compliance costs may increase significantly in order to comply with the requirements discussed above.

If we were to be a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of our common shares (or securities exercisable for or convertible into our common shares) may suffer adverse tax consequences.

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes.  Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.  Once treated as a PFIC for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any U.S. shareholder who owned shares of the foreign corporation when it was treated as a PFIC.  If we were to be a PFIC, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or “QEF,” or a “mark-to-market” election, “excess distributions” to such U.S. shareholder, and any gain recognized by such U.S. shareholder on a disposition of our common shares, would be taxed in an unfavorable way.  Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply.  In addition, gains on the sale of our common shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually.  We currently do not expect to be a PFIC for our current and future taxable years.  However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, we may become a PFIC for our current taxable year or any future taxable year.  If we do become a PFIC in the future, U.S. shareholders who hold common shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made timely QEF or mark-to-market elections or certain other elections.  We do not currently intend to prepare or provide the information that would enable our common shareholders to make a QEF election.

If we do become a PFIC for our current taxable year or any future taxable year, in addition to U.S. holders of our common shares, a U.S. holder of our securities exercisable for or convertible into our common shares during any year in which we are a PFIC would be adversely affected under the foregoing rules even if we cease to be a PFIC.  Such U.S. holders should consult their own tax advisers concerning the potential application of the PFIC rules to their investment.

We have never paid cash dividends on our common shares, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common shares and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common shares will be the sole source of gain for the foreseeable future. There is no guarantee that our common shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

Provisions in our articles may prevent efforts by our shareholders to effect a change of control of our company or a change in our management.

Our articles provide for our board of directors to be divided into three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by our shareholders. Because we have a staggered board, our shareholders may be prevented from replacing a majority of our board of directors at any annual meeting, which may entrench management and discourage unsolicited shareholder proposals that may be in the best interests of our shareholders. In addition, the staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

We are incorporated in British Columbia, Canada, and all but one of our directors and officers live in Canada, and all of the Company’s assets are in Canada; therefore, investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a company incorporated under the laws of British Columbia. Currently, all but one of our directors and officers are residents of Canada and all our assets and operations are located outside of the U.S. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the U.S., including actions predicated upon the civil liability provisions of the U.S. federal securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the U.S. may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and other similar legal complaints.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Charles Brezer
Charles Brezer
Director

Date:	February 8, 2021